NEW GOLD INC.

PRESS RELEASE

Kevin Ross Appointed COO

December 5 2005, Vancouver, British Columbia – New Gold Inc. (NGD: TSX/AMEX) is pleased to announce the appointment of Kevin Ross as Chief Operating Officer (COO).  He is scheduled to commence his employment with New Gold on January 9, 2006.  Kevin graduated as a Mining Engineer from the Royal School of Mines in London, England and also has an MBA.  He has almost 30 years experience in the mining industry, most of it in executive and senior mine management positions, predominantly in underground hard rock mines.

In making this announcement, President and CEO Chris Bradbrook stated, “We are extremely pleased to have attracted someone of Kevin’s caliber to New Gold, and believe his experience and skills will make a valuable contribution to the growth of the Company as we enter the feasibility stage at the New Afton Project and determine its potential to be developed into a new underground mine.  Of particular importance is the fact that he has extensive experience in the areas which are most critical to the development of the New Afton Project.  In addition, and equally importantly, he compliments the existing expertise within the organization.  He has previously been directly involved in the completion of a number of feasibility studies, including a bulk underground mining copper–gold project.  In addition, he has been directly involved in the use, application and analysis of a wide variety of underground mining methods.  He also has a broad understanding of both the technical and financial aspects of developing a mine, with direct experience in mine financings.

Our ability to attract Kevin to the Company is, we believe, another important validation of the potential of the New Afton Project.  He is joining us at the ideal time when he will be able to oversee the start of the feasibility study and to manage and guide its progress through to completion.”

Most recently, Kevin was COO for Ivernia Inc. (IVW–TSX) and was responsible for commissioning the Magellan open pit lead mine in Australia.  Prior to this he was CEO of ARCON International Resources Plc. (who operate an underground zinc mine in Ireland).  Preceding this, Kevin was employed by TVX Gold Inc., initially as Group Mining Engineer and subsequently as COO of the Greek subsidiary, TVX Hellas, where he was responsible for almost 600 employees.  While at TVX he oversaw the completion of the mining sections of two feasibility studies, including one for the potential development of a 6.5 million tonne per year copper-gold mining operation using open pit and underground mining methods (sub-level caving and block caving).  Kevin has also been employed for extended periods by Rio Tinto and subsidiaries in progressively senior operating roles.  He was also involved in the management buy-out of a Rio Tinto subsidiary and ultimate transformation of it into a publicly listed mining company.  His career has given him direct involvement in mining operations in Africa, Australia, North and South America, and Europe.

PROJECT UPDATE

The underground infill drilling program at the New Afton project is now almost complete on 80m-spaced sections. The Company intends to complete the infill drilling on 40m-spaced sections, and the majority of this work has been completed.  Drilling is set to recommence this week as the Contractor, who conducted the program of underground excavation, completes the work required to leave the project site in a condition which is satisfactory to enable it to demobilize its main resources.  It is still anticipated that the program of infill drilling could be completed by year end at 40m spacing.  The results of the infill drill program will be used in combination with the results of the prior surface drill program, to calculate an updated resource for the New Afton project, which will have a higher degree of confidence than the current resource (which is based solely on surface drilling).

Underground exploration drilling is scheduled to commence at the beginning of 2006 after completion of the infill drilling.  This work will focus on exploring for potential extensions of the current mineralization to the west and at depth.  In addition, it will be used to test for additional zones of Cu-Au mineralization to the north and south of the current mineralization.  The Company plans to complete this program using three (3) diamond drill rigs.

In addition, New Gold intends to complete a surface exploration program on both the New Afton and Ajax properties using two (2) diamond drill rigs.  The Company recently completed a high resolution airborne geophysical survey, which has assisted in identifying a number of new exploration targets.

The Company anticipates being able to announce, in the near future, the engineering company who will undertake the feasibility study and anticipates awarding the final contract later this month. It is expected that this study could be completed during the second half of 2006. The feasibility study will determine the economic parameters of, and potential for, developing a new underground mine at the Company's New Afton Project. The initial permitting process has also commenced and is on-going.

QUALIFIED PERSON

All exploration results are prepared and approved by Mike Hibbitts P.Geo., Vice President Exploration and Development for New Gold Inc. who is a Qualified Person under National Instrument 43-101.  He is therefore qualified to confirm the validity and veracity of the exploration results.

A Quality Assurance/Quality Control Program (QA/QC) was established under the direction of Roscoe Postle Associates, a well known Canadian geological and mining consulting company.  Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada.  Copper is analyzed through Aqua Regia digestion with AA finish.  Samples containing native copper are analyzed for “metallic” copper.  Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample.  The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

New Gold is in excellent financial condition with a current cash position of approximately CDN$15 million and no debt.  The Company has only 15.0 million shares outstanding and 16.5 million shares fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.